United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                            SEC File No. 1-15511
                                                           CUSIP No. 693677 10 6

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K; __ Form 20-F;
            __ Form 11-K; __ Form 10-Q; __ Form N-SAR

          For Period Ended: August 31, 2001

          _ Transition report on Form 10-K
          _ Transition Report on Form 20-F
          _ Transition Report on Form 11-K
          _ Transition Report on Form 10-Q
          _ Transition Report on Form N-SAR
          For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                             PYR Energy Corporation
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Full Name of Registrant
                                       N/A
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Former Name if Applicable

                            1675 Broadway, Suite 2450
                             Denver, Colorado 80202
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
 X        will be filed on or before the fifteenth calendar day following the
--- prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recorded its first revenues from oil and gas production during the year ended August 31, 2001. As a result, the Registrant engaged an independent petroleum engineer which prepared the Registrant's initial reserve report. Because of the demands placed on the Registrant and its staff in connection with incorporating the results of the reserve report into the Registrant's Annual Report on Form 10-K regarding the year ended August 31, 2001, the Form 10-K could not be timely filed without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Andrew P. Calerich                (303)                        825-3748
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     (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a loss from operations for the fiscal year ended August 31, 2001 in the approximate amount of $13.1 million as compared to a loss from operations of ($982,547) for the fiscal year ended August 31, 2000. The loss results primarily from a $13.3 million non-cash accounting charge to reduce the carrying value of its oil and gas properties. The Registrant's financial results regarding the year ended August 31, 2001 are more fully described in the Registrant's Current Report on Form 8-K, which was filed with the Commission on November 29, 2001.

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                             PYR ENERGY CORPORATION
                             ----------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 30, 2001                       By: /s/ Andrew P. Calerich
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                                              Andrew P. Calerich, Vice President